Exhibit 10.13
U S V P
US VENTURE PARTNERS
Philip M. Young
General Partner
May 12, 2004
Mr. Kevin K. Sidow
10831 Shiregreen Lane
Fort Wayne, IN 46814
Dear Kevin:
      It gives me great pleasure to offer you the position of President and Chief Executive Officer of St. Francis Medical Technologies (“St. Francis” or “the Company”). The Board of Directors intends to elect you to the Board promptly following your acceptance of this offer. We are strongly convinced that you will add substantially to the team and provide the Company with exactly the type of leadership that the Company needs at this time. We also believe St. Francis represents an extraordinary opportunity for you as well.
      The terms of our offer to you are as follows:

Title:	President and Chief Executive Officer and Member of the Board of Directors

Reporting to:	Board of Directors

Base Salary:	Your base salary shall be $22,916.67 per month (a $275,000 annualized rate), payable in accordance with customary Company payroll procedures then in effect for others employed by the Company, subject to review on an annual basis.

Annual Bonus:	Up to $75,000 per calendar year based on achievement of objectives mutually-agreed upon by you and the Board (pro rated for a partial year in 2004), payable in the first quarter of the following year and conditioned upon your employment as of year end.

Relocation:	The Company will pay you a relocation allowance of $120,000, which amount shall be intended to reimburse you for the costs of your relocation to the San Francisco Bay Area. You are under no obligation to provide the Company with evidence of your actual relocation costs nor to reimburse the Company if your actual relocation costs are less; however, the Company shall also have no obligation or liability to you, however, if your actual relocation costs exceed the amount of this relocation allowance. This relocation allowance shall be made in the form of a 5.0% interest rate, two-year term loan from the Company to you, with all interest and principal due and payable on the earlier of (i) June 30, 2006, or (ii) 30 days following any voluntary termination of employment by you. Fifty percent (50%) of the principal and interest due on this note shall be forgiven on satisfactory completion of the first 12 months of your employment with the Company, and the balance of which shall be forgiven upon satisfactory completion of 24 months of employment. You recognize that some or all of this amount may be taxable upon forgiveness of the principal and interest of this note and that you will be responsible for any income taxes payable.

Equity:	Options issued under the Company’s Employee Stock Option Plan to acquire 1,275,000 shares of the Company’s Common Stock (representing 5.5% of the fully diluted share base of the Company, including in that share base all shares currently outstanding and all stock options currently outstanding, including the shares covered by this option on a pro forma basis) at a price equal to fair market value, as determined by the Board, on the date of grant (presently $0.65 per share). Twenty-five percent (25%) of these shares, or 318,750 of these shares, will vest at the end of your 1st year of employment and the remaining 75% will vest monthly (26,562.5 shares per month) over the following three years. You will be given the opportunity (but will not be obligated) to purchase the shares with a full-recourse promissory note secured by the purchased shares. If you choose to exercise this option, and leave before the vesting period is complete, the unvested equity is subject to buy-back at the original purchase price. The Company agrees to work with you in good faith to creatively explore purchase alternatives to achieve the most optimal combination of tax and accounting treatment benefits for you and the Company.

Change in Control:	In the event of a “Change in Control” (as defined in the St. Francis Medical Technology, Inc. Stock Incentive Plan, a copy of which has been provided to you), (a) the vesting of an additional 33% of the then-unvested shares subject to the foregoing option will be accelerated and the balance will continue to vest at the same monthly rate as they would have vested if no such acceleration had occurred for the first 12 months of your employment following such Change in Control, and (b) 100% of the shares subject to the foregoing option shall become vested after 12 months of employment following such Change in Control. In addition, in the event that you are terminated without “Cause” or terminate your own employment for “Good Reason” (as defined below) within one year after a “Change in Control,” 100% of the shares which are not vested at the time of your termination will accelerate and become vested. In this context, “Cause” shall mean (i) gross negligence, willful misconduct, or repeated, willful and flagrant insubordination in the performance of your duties to the Company; (ii) repeated unexplained or unjustified absence from the Company; (iii) a material and willful violation of any federal or state law; (iv) commission of any act of fraud with respect to the Company; or (v) conviction of a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the Company. For purposes of this letter agreement, “Good Reason” shall mean your termination of your employment following a Change of Control by reason of the material diminution of your duties and responsibilities, the reduction of your overall compensation other than as a part of a general reduction for all executive officers, or the transfer of your principal place of business for the Company outside the greater Bay Area. Receipt of the benefits provided to you under this paragraph will be conditioned on you executing a standard form of release of the Company and associated persons from any claims against the Company.

Termination Without Cause:	In the event of termination without Cause (whether before or after a Change of Control) during your first two years of employment with the Company, (a) your Base Salary and benefits will continue for the greater of (i) twelve months minus one-half the number of whole months you have been employed, or (ii) six months from the date of termination, with payments to be made during the continuation period according th the Company’s normal payroll policy, and (b) any outstanding principal and interest on the relocation allowance note shall be forgiven. In addition, if you are terminated without Cause before a Change in Control during the first twelve (12) months of your employment, a total of 250,000 shares subject to your stock option will vest, notwithstanding that no shares would otherwise be vested. Receipt of the salary and benefits provided to you under this paragraph will be conditioned on you executing a standard form of release of the Company and associated persons from any claims against the Company, and subject to mitigation obligations and offset by you in the event you obtain other employment during the severance period.

Cost-of-housing Allowance:
The Company will pay you the following additional amounts as an allowance for the cost-of-housing differential between your current location and the San Francisco Bay Area: a monthly amount equal to one twelfth (1/12th) of the product of (a) the actual simple annual interest rate payable on the home mortgage loan that you obtain for the purchase of your home in the San Francisco Bay Area, and (b) $1.0 million dollars; however, that this cost-of-housing differential shall terminate on the earlier of (a) the third anniversary of your employment, or (b) six months following any IPO of the Company.

Vacation:	In accordance with Company policy

Benefit Plan:
You shall be entitled to the Company’s basic employment benefits available to all Company employees, as the same currently exists or may exist in the future. You acknowledge that participation in Company benefit programs may require payroll deductions and/or direct contributions by you.

At Will:
The Company’s employees serve on an at will basis. Your employment is voluntary and for no set period. If you accept employment with the Company, you will be free to resign at any time. Likewise, the Company will be free to terminate your employment at any time, with or without good cause or for any or no cause.

Employment Terms:
This offer of employment is contingent upon your signing and returning to the Company on or before your employment start date, the Company’s standard form of “Confidential Information and Invention Assignment Agreement.” That agreement provides, among other things that you will not solicit employees of the Company for a period of one year following termination of your employment by the Company for any reason. In addition, you will not accept any additional outside business responsibilities (such as serving on the Board of Directors of other companies) without the prior approval of the Board of Directors of St. Francis.

Expenses:	The Company will reimburse reasonable business-related expenses incurred by you in accordance with applicable Company policies.

Start Date:	As soon as practicable, at your election, no later than June 21, 2004
     Please note that this offer letter sets forth the entire agreement and understanding between you and the Company regarding your employment relationship and supersedes any other written or oral representation, promise or discussion.

      To indicate your acceptance of this offer, please sign and return one copy of this letter in the enclosed Federal Express return-addressed envelop. Kevin, we are very much looking forward to having you as President and Chief Executive Officer of the Company.

Yours very truly,

/s/ Phillip M. Young
Phillip M. Young
Director
St. Francis Medical Technologies, Inc.
For the Board of Directors of the Company

      By accepting this offer you agree this is a full time position and you will make every effort necessary to perform adequately the duties that are assigned to you.

Agreed to and accepted:

/s/ Kevin Sidow Kevin Sidow	5/13/04 Date